

August 1, 2014

Via E-mail
Adi Hoess
Chief Executive Officer
Affimed Therapeutics B.V.
Technologiepark, Im Neuenheimer Feld 582
69120 Heidelberg, Germany

      Re: **Affimed Therapeutics B.V.**
               Amendment No. 1 to Registration Statement on Form F-1
               Filed July 17, 2014
               File No. 333-197097

Dear Mr. Hoess:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement again and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

      After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Data, page 8

1. Please provide us your computation of pro forma loss per share when that disclosure has been completed on page 8.

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 61

2. We noted your response in your letter dated July 14, 2014 to our prior comment 16 from our letter dated June 19, 2014. Since you have not yet provided a preliminary price range in the registration statement, please note the following once your IPO price has been determined:

- Please provide to us supplementally quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of your latest equity issuance;

- Please confirm that no additional equity issuances (e.g. options, preferred shares, etc.) were made subsequent to the latest balance sheet date or provide additional disclosure in that regard; and

- We may have additional comments on your accounting for stock compensation once you have disclosed an estimated offering price.

<u>Index to Consolidated Financial Statements</u>

3. With regard to your response to comment 4 we continue to believe that the audited financial statements of the registrant, Affimed Therapeutics B.V. should be included in the registration statement as required by Rule 3-01(a) of Regulation S-X. Those financial statements should reflect the one common share issued as discussed on page 54 of the registration statement. If no payment has been received from the issuance of the one common share you should consider if the financial statements should reflect a note receivable within equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Adi Hoess
Affimed Therapeutics B.V.
August 1, 2014
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Richard D. Truesdell, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017